Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Boston Financial Qualified Housing Tax Credits L.P. II
(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)
SLCas, L.L.C. (other person)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$214,500	$42.90
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$42.90	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	March 3, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 3, 2006, and amended on March 31, 2006, April 6, 2006, and April 7, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase up to 3,300 Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. II, a Delaware limited partnership (the “Partnership”) at a cash purchase price of $65 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Partnership Distribution and Extension of Withdrawal Period

According to the Form 8-K filed by the Partnership on March 24, 2006, the Partnership is making a distribution to all of its limited partners of $5,820,000, or $97.00 per unit (the "Distribution"). As set forth in the section of the Offer to Purchase entitled "ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE", if the Distribution is paid to the limited partners, the Purchaser will deduct the Distribution from a tendering Unit holder's proceeds. Because the Offer price is less than the amount of the Distribution, however, a tendering Unit holder will not receive any net proceeds from the Purchaser with respect to the Offer.

For example, if a Unit holder tenders 500 Units, the Unit holder would receive $65 per Unit tendered ($32,500), LESS the maximum transfer fee of $250, which would yield net proceeds of $32,250, LESS the Distribution of $97 per Unit ($48,500), which would yield total net proceeds of the negative amount of $16,250. At this time, the Purchaser does not intend to seek payment from tendering Unit holders of the difference between the Distribution and the Offer price or the transfer fee.

The Offer expired at 5:00 p.m., Kansas City time, on April 17, 2006. Because of the Distribution, however, the Purchaser will accept written notice of withdrawal, submitted in accordance with the Offer to Purchase, at any time before 5:00 p.m. Kansas City time on April 27, 2006, from Unit holders that have already tendered their Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2006.

PACO DEVELOPMENT, L.L.C., a Missouri limited
liability company

By: /s/ DeAnn Duffield, Manager
DeAnn Duffield, Manager

SLCas, L.L.C.

By: /s/ DeAnn Duffield, Manager
DeAnn Duffield, Manager

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